As filed with the Securities and Exchange Commission on May 21, 2010

Registration No. 333-101510

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

BRITISH SKY BROADCASTING GROUP PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

UNITED KINGDOM

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15 and 16

securities

(iii)  The collection and distribution of dividends

Articles number 12, 14 and 15

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15 and 16

soliciting material

(v)  The sale or exercise of rights

Articles number 13

(vi)  The deposit or sale of securities resulting from

Articles number 12 and 17

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6 and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 13 and 18

3.  Fees and Charges

Articles number 7

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of December 9, 2002, as amended and restated as of __________________, 2010, among British Sky Broadcasting Group plc, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among British Sky Broadcasting Group plc. and The Bank of New York Mellon relating to pre-release activities. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, May 21, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, par value fifty Pence each, of British Sky Broadcasting Group plc.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, British Sky Broadcasting Group plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Isleworth, Middlesex, United Kingdom on May 21, 2010.

BRITISH SKY BROADCASTING GROUP PLC

By: /s/ Jeremy Darroch
Name: Jeremy Darroch
Title:   Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 21, 2010.

/s/ James Murdoch

/s/ Allan Leighton

James Murdoch

Allan Leighton

Non-Executive Director

Non-Executive Director

/s/ Jeremy Darroch

/s/ Tom Mockridge

Jeremy Darroch

Tom Mockridge

Chief Executive Officer and Executive Director

Non-Executive Director

(Principal Executive Officer)

/s/ David F. DeVoe

/s/Jacques Nasser

David F. DeVoe

Jacques Nasser

Non-Executive Director

Non-Executive Director

/s/ David Evans

/s/ Gail Rebuck

David Evans

Gail Rebuck

Non-Executive Director

Non-Executive Director

/s/ Nicholas Ferguson

/s/ Daniel Rimer

Nicholas Ferguson

Daniel Rimer

Non-Executive Director

Non-Executive Director

/s/ Andrew Griffith

/s/ Arthur Siskind

Andrew Griffith

Arthur Siskind

Chief Financial Officer and Executive Director

Non-Executive Director and Authorized

(Principal Financial and Accounting Officer)

Representative in the United States

/s/Andrew Higginson

/s/ Wilson of Dinton

Andrew Higginson

Lord Wilson of Dinton

Non-Executive Director

Non-Executive Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of December 9, 2002,

as amended and restated as of _________________, 2010, among

British Sky Broadcasting Group plc, The Bank of New York Mellon as Depositary,

and all Owners and Beneficial Owners from time to time of American Depositary

Receipts issued thereunder.

2

Letter agreement among British Sky Broadcasting Group plc and

The Bank of New York Mellon relating to pre-release activities. -

Previously Filed.

4

Previously Filed.